UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)

                                FutureLink Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  361142 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Bruce Glaser, 830 Third Avenue, Fourth Floor, New York, NY 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361142 10 9            SCHEDULE 13D/A               Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates L.P.
      13-3467952
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,546,717
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,546,717
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,546,717
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9            SCHEDULE 13D/A               Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp.
      13-3468747
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,546,717
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,546,717
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,546,717
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9            SCHEDULE 13D/A               Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        982,729
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,546,717
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               982,729
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,546,717
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,529,446
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9            SCHEDULE 13D/A               Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,055,287
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,546,717
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,055,287
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,546,717
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,602,004
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9            SCHEDULE 13D/A               Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        261,477
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,546,717
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               261,477
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,546,717
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,808,194
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9            SCHEDULE 13D/A               Page 7 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Basil Ascuitto
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        20,125
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,546,717
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               20,125
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,546,717
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,566,842
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages


Item 1. Security and Issuer.

       This statement relates to the common stock, par value $.0005 per share ("Common Stock"), of FutureLink Corp., a Colorado corporation (the "Company"). The address of the Company's principal executive office is 300, 250 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3H7.

       The shares of Common Stock that are the subject of this statement were purchased on the open market, were issued upon conversion or exercise of convertible promissory notes and warrants issued in connection with the Company's May 1999 private placement or converted or exercised in accordance with the terms of an offer of exchange by the Company (the "Offer") or are issuable (i) upon exercise of warrants (the "Bridge Warrants") issued by the Company in a private placement completed in July 1999 (the "Bridge Financing"), (ii) upon exercise of warrants (the "Agent's Bridge Warrants") issued as placement agent compensation or
       (iii) upon exercise of warrants (the "Offer Warrants") issued as part of the Offer, all of which have an exercise price of $8.50 per share.

       The foregoing conversion and exercise prices are subject to adjustment in certain instances.

Item 2. Identity and Background.

       This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp., the corporate general partner of Commonwealth ("CAMC"), Michael S. Falk, the Chairman and controlling equity owner of CAMC, Robert Priddy, a director and shareholder of CAMC, and Keith Rosenbloom and Basil Ascuitto, employees, directors and shareholders of CAMC (the "Reporting Persons").

       The officers of CAMC (the "CAMC Officers"), all of whom are U.S. citizens, are:

                      Michael Falk             Chief Executive Officer
                      Bruce Glaser             Chief Administrative Officer
                      Joseph Wynne             Chief Financial Officer
                      Basil Ascuitto           Chief Operating Officer

                                                              Page 9 of 14 Pages


       The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, 4th Floor, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

       During the past five years, none of the Reporting Persons or CAMC Officers has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

       The securities covered by this statement were acquired by Commonwealth from its working capital and by the individual Reporting Persons with personal funds or in both cases, pursuant to the cashless exercise provisions of warrants.

                                                             Page 10 of 14 Pages


Item 4. Purpose of Transaction.

       The Agent's Bridge Warrants were acquired by the Reporting Persons as compensation for services rendered in connection with the Bridge Financing solely for investment purposes and not for the purpose of acquiring control of the Company. All other securities of the Company held by the Reporting Persons were acquired to make a profitable investment.

       Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)(1) Commonwealth is the beneficial owner of an aggregate of 2,546,717 shares of Common Stock, representing approximately 4.1% of the issued and outstanding shares of Common Stock of the Company. Commonwealth's holdings include the right to acquire (i) 82,589 shares issuable upon exercise of Agent's Bridge Warrants, (ii) 5,841 shares issuable upon exercise of Offer Warrants and (iii) 19,275 shares issuable upon exercise of Bridge Warrants. CAMC is the beneficial owner of Commonwealth's shares.

(a)(2) Mr. Falk is the beneficial owner of an aggregate of 3,529,446 shares of Common Stock, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 2,546,717 shares, Mr. Falk's holdings represent the right to acquire (i) 24,452 shares issuable upon exercise of Agent's Bridge Warrants, (ii) 2,273 shares issuable upon exercise of Offer Warrants, and
       (iii) 7,500 shares issuable upon exercise of Bridge Warrants. In his capacity as Chairman and controlling equity owner of CAMC, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities.

(a)(3) Mr. Priddy is the beneficial owner of an aggregate of 1,055,287 shares of Common Stock, representing approximately 1.6% of the issued and outstanding shares of Common Stock of the Company. Mr. Priddy's holdings include the right to acquire (i) 45,455 shares issuable upon exercise of Offer Warrants, and (ii) 150,000 shares issuable upon exercise of Bridge Warrants.

                                                             Page 11 of 14 Pages


       In his capacity as a director and equity owner of CAMC, Mr. Priddy shares indirect voting and dispositive power with respect to Commonwealth's 2,546,717 shares and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(4) Mr. Rosenbloom is the beneficial owner of an aggregate of 261,477 shares of Common Stock, representing approximately 0.4% of the issued and outstanding shares of Common Stock of the Company. Mr. Rosenbloom's holdings include the right to acquire (i) 6,984 shares issuable upon exercise of Agent's Bridge Warrants. In his capacity as a director and equity owner of CAMC, Mr. Rosenbloom shares indirect voting and dispositive power with respect to Commonwealth's 2,546,717 shares and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(5) Mr. Ascuitto is the beneficial owner of an aggregate of 20,125 shares of Common Stock, representing approximately 0.03% of the issued and outstanding shares of Common Stock of the Company. Mr. Ascuitto's holdings represent the right to acquire shares issuable upon exercise of Agent's Bridge Warrants. In his capacity as a director of CAMC, Mr. Ascuitto shares voting and dispositive power with respect to Commonwealth's 2,546,717 shares and may be deemed to be the beneficial owner of such securities, although Mr. Ascuitto disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(b) Number of shares as to which each such person has:

(1) sole power to vote or to direct the vote:

       (i) Mr. Falk has the sole power to vote or to direct the vote of his 982,729 shares.
       (ii) Mr. Priddy has the sole power to vote or to direct the vote of his 1,055,287 shares.
       (iii) Mr. Rosenbloom has the sole power to vote or to direct the vote of his 261,477 shares.
       (iv) Mr. Ascuitto has the sole power to vote or to direct the vote of his 20,125 shares.

(2) shared power to vote or to direct the vote:

                                                             Page 12 of 14 Pages


       Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom and Basil Ascuitto share the power to vote or to direct the vote of Commonwealth's 2,546,717 shares.

(3) sole power to dispose or to direct the disposition of:

       (i) Mr. Falk has the sole power to dispose or to direct the disposition of his 982,729 shares.
       (ii) Mr. Priddy has the sole power to dispose or to direct the disposition of his 1,055,287 shares.
       (iii) Mr. Rosenbloom has the sole power to dispose or to direct the disposition of his 261,177 shares.
       (iv) Mr. Ascuitto has the sole power to dispose or to direct the disposition of his 20,125 shares.

(4) shared power to dispose of or to direct the disposition of:

       Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom and Basil Ascuitto share the power to dispose or to direct the disposition of Commonwealth's 2,546,717 shares.

(c) Inapplicable

(d) Inapplicable

(e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Under the terms of the Subscription Agreement previously filed as Exhibit 4 to this Statement between the Company and the purchasers of the Bridge Notes and Bridge Warrants, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission with respect to the shares issuable upon conversion of the Bridge Notes (which are not currently convertible) and exercise of the Bridge Warrants. Pursuant to the terms of the Agent's Bridge Warrant previously filed as
       Exhibit 5 to this Statement, the Company has agreed to register the shares of Common Stock underlying the Agent's Bridge Warrants with the SEC under certain circumstances.

                                                             Page 13 of 14 Pages


Item 7. Materials to be Filed as Exhibits.

(a) Previously filed with Form 13D on May 17, 1999:

       (1) Agency Agreement dated as of April 14, 1999 between Commonwealth and the Company

       (2)    Form of Note

       (3)    Form of Private Placement Warrant

       (4) Subscription Agreement regarding purchase of the Company's Notes and Private Placement Warrants

       (5)    Form of Agent's Warrant

(b) Previously filed with Form 13D/A on August 4, 1999:

       (1) Agency Agreement dated as of July 1, 1999 between Commonwealth and the Company

       (2)    Form of Bridge Note

       (3)    Form of Bridge Warrant

       (4) Subscription Agreement regarding purchase of the Company's Bridge Notes and Bridge Warrants

       (5)    Form of Agent's Bridge Warrant

       (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act

                                                             Page 14 of 14 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2000                   Commonwealth Associates L.P.
       New York, New York

                                          By: Commonwealth Associates Management
                                          Corp., its general partner


                                          By: /s/ Joseph Wynne
                                             -----------------------------------
                                                  Joseph Wynne
                                                  Chief Financial Officer


Dated: January 13, 2000                        /s/ Michael S. Falk
       New York, New York                    -----------------------------------
                                                  Michael S. Falk


Dated: January 13, 2000                        /s/ Robert Priddy
       Marietta, Georgia                     -----------------------------------
                                                  Robert Priddy


Dated: January 13, 2000                        /s/ Keith Rosenbloom
       New York, New York                    -----------------------------------
                                                  Keith Rosenbloom


Dated: January 13, 2000                        /s/ Basil Ascuitto
       New York, New York                    -----------------------------------
                                                  Basil Ascuitto